April 7, 2025

Moshe Eisenberg
Chief Financial Officer
Camtek Ltd
Ramat Gavriel Industrial Zone 23150
P.O. Box 544
Migdal Ha   Emek, Israel

       Re: Camtek Ltd
           Form 20-F For the Fiscal Year Ended December 31, 2024
           File No. 000-30664
Dear Moshe Eisenberg:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Item 5. Operating and Financial Review and Prospects
General, page 32

1. We see that Israel's Finance Minister will adopt a qualified domestic minimum top-up tax (QDMTT) in Israel starting from the 2026 tax year. In future filings, to the extent material, revise to disclose your consideration of whether the QDMTT will materially affect future income tax expense.
 April 7, 2025
Page 2
A. Operating Results, Year Ended December 31, 2024 compared to Year Ended
December
31, 2023, page 37

2. We reference your discussion of changes in revenue from the prior year is due to
       "an increase in the number of product units sold." In future filings, when you discuss revenue fluctuations, please provide enhanced detail about the underlying reasons for the increase in units sold, such as the types of products/platforms sold or how changes in customer's geographical region impacted revenue. For example, we see from your discussion of gross profit that there was a change in the mix of products sold and we see from page 28 that revenue grew in Asia Pacific and Korea. Also ensure you substantially expand to explain in sufficient detail the reasons driving the changes for all items in your results of operations and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

             to provide a narrative explanation of a company   s financial
statements that
           enables investors to see the company through the eyes of management;
             to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
             to provide information about the quality of, and potential variability of, a
           company   s earnings and cash flow, so that investors can ascertain
the likelihood
           that past performance is indicative of future performance.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services